UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2023

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: April 27, 2023	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact:

ir@aseglobal.com

Tel: +886.2.6636.5678

https://www.aseglobal.com

ASE Technology Holding Co., Ltd. Reports Its Unaudited Consolidated Financial Results for the First Quarter of 2023

Taipei, April 27, 2023 – ASE Technology Holding Co., Ltd. (TWSE: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”), the leading provider of semiconductor assembly and testing services (“ATM”) and the provider of electronic manufacturing services (“EMS”), today reported its unaudited net revenues1 of NT$130,891 million for 1Q23, down by 9% year-over-year and down by 26% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$5,817 million, down from NT$12,907 million in 1Q22 and down from NT$15,730 million in 4Q22. Basic earnings per share for the quarter were NT$1.36 (or US$0.089 per ADS), compared to NT$3.01 for 1Q22 and NT$3.77 for 4Q22. Diluted earnings per share for the quarter were NT$1.30 (or US$0.086 per ADS), compared to NT$2.92 for 1Q22 and NT$3.57 for 4Q22.

RESULTS OF OPERATIONS

1Q23 Results Highlights – Consolidated

●	Net revenues from packaging operations, testing operations, EMS operations, and others represented approximately 46%, 9%, 44%, and 1% of the total net revenues for the quarter, respectively.

●	Cost of revenues was NT$111,552 million for the quarter, down from NT$143,318 million in 4Q22.

-	Raw material cost totaled NT$68,768 million for the quarter, representing 53% of the total net revenues.

-	Labor cost totaled NT$14,834 million for the quarter, representing 11% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$13,120 million for the quarter.

●	Gross margin decreased by 4.4 percentage points to 14.8% in 1Q23 from 19.2% in 4Q22.

●	Operating margin was 5.9% in 1Q23, compared to 11.1% in 4Q22.

●	In terms of non-operating items:

-	Net interest expense was NT$1,076 million.

-	Net foreign exchange gain was NT$545 million, primarily attributable to the depreciation

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our year-end audited consolidated financial statements, and may vary materially from the year-end audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published year-end audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

of the U.S. dollar against the New Taiwan dollar.

-	Net gain on valuation of financial assets and liabilities was NT$103 million.

-	Net loss on equity-method investments was NT$12 million.

-	Other net non-operating income was NT$615 million, primarily attributable to miscellaneous income. Total non-operating income for the quarter was NT$175 million.

●	Income before tax was NT$7,870 million in 1Q23, compared to NT$20,212 million in 4Q22. We recorded income tax expenses of NT$1,777 million for the quarter, compared to NT$3,596 million in 4Q22.

●	Net income attributable to shareholders of the parent was NT$5,817 million in 1Q23, compared to NT$12,907 million in 1Q22 and NT$15,730 million in 4Q22.

●	Our total number of shares outstanding at the end of the quarter was 4,373,435,887, including treasury stock owned by our subsidiaries in 1Q23. Our 1Q23 basic earnings per share of NT$1.36 (or US$0.089 per ADS) were based on 4,288,646,994 weighted average numbers of shares outstanding in 1Q23. Our 1Q23 diluted earnings per share of NT$1.30 (or US$0.086 per ADS) were based on 4,336,964,892 weighted average number of shares outstanding in 1Q23.

1Q23 Results Highlights – ATM

●	Net revenues were NT$73,319 million for the quarter, down by 13% year-over-year and down by 22% sequentially.

●	Cost of revenues was NT$58,570 million for the quarter, down by 14% sequentially.

-	Raw material cost totaled NT$21,949 million for the quarter, representing 30% of the total net revenues.

-	Labor cost totaled NT$12,024 million for the quarter, representing 16% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$11,802 million for the quarter.

●	Gross margin decreased by 7.7 percentage points to 20.1% in 1Q23 from 27.8% in 4Q22.

●	Operating margin was 8.7% in 1Q23, compared to 16.7% in 4Q22.

1Q23 Results Highlights – EMS

●	Net revenues were NT$57,733 million, down by 31% sequentially.

●	Cost of revenues for the quarter was NT$53,166 million, down by 5% year-over-year and down by 30% sequentially.

-	Raw material cost totaled NT$46,749 million for the quarter, representing 81% of the total net revenues.

-	Labor cost totaled NT$2,670 million for the quarter, representing 5% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$1,042 million for the quarter.

●	Gross margin decreased by 1.4 percentage points to 7.9% in 1Q23 from 9.3% in 4Q22.

●	Operating margin was 2.3% in 1Q23, compared to 4.7% in 4Q22.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 1Q23 totaled US$231 million, of which US$101 million was used in packaging operations, US$90 million in testing operations, US$32 million in EMS operations and US$8 million in interconnect materials operations and others.

●	Total unused credit lines amounted to NT$337,216 million as of March 31, 2023.

●	Current ratio was 1.16 and net debt to equity ratio was 0.42 as of March 31, 2023.

●	Total number of employees was 94,172 as of March 31, 2023, compared to 97,079 as of December 31, 2022.

Business Review

Customers

ATM Basis

●	Our five largest customers together accounted for approximately 41% of our total net revenues in 1Q23, compared to 44% in 4Q22. One customer accounted for more than 10% of our total net revenues in 1Q23.

●	Our top 10 customers contributed 56% of our total net revenues in 1Q23, compared to 58% in 4Q22.

●	Our customers that are integrated device manufacturers or IDMs accounted for 35% of our total net revenues in 1Q23, compared to 34% in 4Q22.

EMS Basis

●	Our five largest customers together accounted for approximately 67% of our total net revenues in 1Q23, compared to 73% in 4Q22. One customer accounted for more than 10% of our total net revenues in 4Q22.

●	Our top 10 customers contributed 75% of our total net revenues in 1Q23, compared to 80% in 4Q22.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia, Vietnam, Mexico, and Tunisia as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services. For more information, please visit our website at https://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2022 Annual Report on Form 20-F filed on April 10, 2023.

Supplemental Financial Information

(Unaudited)

Consolidated Operations

	1Q23	4Q22	1Q22
EBITDA (NT$ million)	23,765	35,855	30,661

ATM Operations

	1Q23	4Q22	1Q22
Net Revenues (NT$ million)	73,319	94,322	84,025
Revenue by Application
Communication	50%	53%	52%
Computing	17%	16%	16%
Automotive, Consumer & Others	33%	31%	32%
Revenue by Type
Bumping, Flip Chip, WLP & SiP	41%	43%	43%
Wirebonding	34%	33%	34%
Others	8%	7%	6%
Testing	16%	15%	15%
Material	1%	2%	2%
Capacity & EBITDA
CapEx (US$ million)*	197	311	414
EBITDA (NT$ million)	20,552	29,856	27,116
Number of Wirebonders	25,799	25,854	25,858
Number of Testers	5,447	5,359	5,012

EMS Operations

	1Q23	4Q22	1Q22
Net Revenues (NT$ million)	57,733	83,933	61,166
Revenue by Application
Communication	35%	38%	40%
Computing	8%	9%	10%
Consumer	29%	34%	29%
Industrial	17%	12%	13%
Automotive	9%	6%	6%
Others	2%	1%	2%
Capacity
CapEx (US$ million)*	32	25	26

* Capital expenditure excludes building construction costs.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Income Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended
	Mar. 31 2023	Dec. 31 2022	Mar. 31 2022
Net revenues
Packaging	60,029	76,630	68,383
Testing	11,407	14,676	12,583
EMS	57,731	83,931	61,163
Others	1,724	2,180	2,262
Total net revenues	130,891	177,417	144,391

Cost of revenues	(111,552)	(143,318)	(115,920)
Gross profit	19,339	34,099	28,471

Operating expenses
Research and development	(5,572)	(6,951)	(5,362)
Selling, general and administrative	(6,072)	(7,374)	(6,996)
Total operating expenses	(11,644)	(14,325)	(12,358)
Operating income	7,695	19,774	16,113

Net non-operating income and expenses
Interest expense - net	(1,076)	(1,093)	(572)
Foreign exchange gain (loss)	545	2,763	(1,104)
Gain (loss) on valuation of financial assets and liabilities	103	(1,720)	1,406
Gain (loss) on equity-method investments	(12)	85	199
Others	615	403	621
Total non-operating income and expenses	175	438	550
Income before tax	7,870	20,212	16,663

Income tax expense	(1,777)	(3,596)	(3,278)
Income from operations and before non-controlling interests	6,093	16,616	13,385
Non-controlling interests	(276)	(886)	(478)

Net income attributable to shareholders of the parent	5,817	15,730	12,907

Per share data:
Earnings per share
– Basic	NT$1.36	NT$3.77	NT$3.01
– Diluted	NT$1.30	NT$3.57	NT$2.92

Earnings per equivalent ADS
– Basic	US$0.089	US$0.240	US$0.216
– Diluted	US$0.086	US$0.228	US$0.210

Number of weighted average shares used in diluted EPS calculation ( in thousand shares)	4,336,965	4,218,765	4,341,042

FX (NTD/USD)	30.40	31.36	27.85

ASE Technology Holding Co., Ltd.

Summary of ATM Statement of Income Data

(In NT$ millions)

(Unaudited)

	For the three months ended
	Mar. 31 2023	Dec. 31 2022	Mar. 31 2022
Net revenues:
Packaging	60,770	78,119	69,921
Testing	11,407	14,676	12,583
Direct Material	1,106	1,486	1,479
Others	36	41	42
Total net revenues	73,319	94,322	84,025

Cost of revenues	(58,570)	(68,129)	(60,924)
Gross profit	14,749	26,193	23,101

Operating expenses:
Research and development	(4,269)	(5,263)	(4,136)
Selling, general and administrative	(4,071)	(5,152)	(4,953)
Total operating expenses	(8,340)	(10,415)	(9,089)
Operating income	6,409	15,778	14,012

ASE Technology Holding Co., Ltd.

Summary of EMS Statement of Income Data

(In NT$ millions)

(Unaudited)

	For the three months ended
	Mar. 31 2023	Dec. 31 2022	Mar. 31 2022

Net revenues	57,733	83,933	61,166

Cost of revenues	(53,166)	(76,130)	(55,786)
Gross profit	4,567	7,803	5,380

Operating expenses:
Research and development	(1,324)	(1,710)	(1,249)
Selling, general and administrative	(1,918)	(2,134)	(1,931)
Total operating expenses	(3,242)	(3,844)	(3,180)
Operating income	1,325	3,959	2,200

ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ millions)

(Unaudited)

	As of Mar. 31, 2023	As of Dec. 31, 2022
Current assets
Cash and cash equivalents	62,056	58,040
Financial assets – current	6,317	7,560
Trade receivables	91,514	114,647
Inventories	85,667	92,826
Others	25,717	27,294
Total current assets	271,271	300,367

Financial assets – non-current & Investments – equity method	24,352	22,909
Property, plant and equipment	266,005	268,235
Right-of-use assets	10,882	11,061
Intangible assets	72,101	72,835
Others	30,829	31,661
Total assets	675,440	707,068

Current liabilities
Short-term borrowings	45,158	46,731
Current portion of bonds payable & Current portion of long-term borrowings	11,999	10,041
Trade payables	63,552	78,997
Others	113,650	86,492
Total current liabilities	234,359	222,261

Bonds payable	38,837	42,851
Long-term borrowings[2]	86,752	94,948
Other liabilities	25,766	27,083
Total liabilities	385,714	387,143

Equity attributable to shareholders of the parent	270,651	301,285
Non-controlling interests	19,075	18,640
Total liabilities & shareholders’ equity	675,440	707,068

Current Ratio	1.16	1.35
Net Debt to Equity Ratio	0.42	0.43

2 Long-term borrowings include long-term loans and bills payable.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Cash Flow Data

(In NT$ millions)

(Unaudited)

	For the three months ended
	Mar. 31	Dec. 31	Mar. 31
	2023	2022	2022
Cash Flows from Operating Activities:
Income before tax	7,870	20,212	16,663
Depreciation & amortization	14,440	14,253	13,503
Other operating activities items	8,448	15,711	(2,986)
Net cash generated from operating activities	30,758	50,176	27,180
Cash Flows from Investing Activities:
Net payments for property, plant and equipment	(15,206)	(20,197)	(17,182)
Other investment activities items	415	(1,352)	(753)
Net cash used in investing activities	(14,791)	(21,549)	(17,935)
Cash Flows from Financing Activities:
Net repayment of loans	(11,621)	(18,010)	(5,310)
Other financing activities items	116	111	(269)
Net cash used in financing activities	(11,505)	(17,899)	(5,579)
Foreign currency exchange effect	(446)	(5,046)	4,687
Net increase in cash and cash equivalents	4,016	5,682	8,353
Cash and cash equivalents at the beginning of period	58,040	52,358	76,073
Cash and cash equivalents at the end of period	62,056	58,040	84,426